Exhibit 99.2

Enermark Inc.

___________________________________

 Third Amendment
Dated as of October 21, 2010

to

Note Purchase Agreement
Dated as of June 19, 2002

___________________________________

Re:  $175,000,000 6.62% Senior Notes
Due June 19, 2014

Third Amendment to Note Purchase Agreements

This Third Amendment dated as of October 21, 2010 (this “Third Amendment”) to the Note Purchase Agreement dated as of June 19, 2002 is between Enermark Inc., an Alberta corporation (the “Company”) and Enerplus Resources Fund, a trust formed in accordance with the laws of Alberta (the "Fund") and each of the institutions which is a signatory to this Third Amendment (collectively, the “Noteholders”).

Recitals:

A.The Company and each of the Noteholders have heretofore entered into a Note Purchase Agreement dated as of June 19, 2002 (as amended as of October 1, 2003 and June 15, 2006) (the “Note Purchase Agreement”).  The Company has heretofore issued the $175,000,000 6.62% Senior Notes Due June 19, 2014 (the “Notes”) dated June 19, 2002 pursuant to the Note Purchase Agreement.  The Noteholders are the holders of at least 51% of the outstanding principal amount of the Notes.

B.The Company and the Noteholders now desire to amend the Note Purchase Agreement in the respects, but only in the respects, hereinafter set forth.

C.Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Purchase Agreement unless herein defined or the context shall otherwise require.

D.All requirements of law have been fully complied with and all other acts and things necessary to make this Third Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

Now, therefore, upon the full and complete satisfaction of the conditions precedent to the effectiveness of this Third Amendment set forth in Section 3.1 hereof, and in consideration of good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Company, the Fund and the Noteholders do hereby agree as follows:

Section 1.	Amendments.

Section 1.1. The following Section shall be added to the Note Purchase Agreement as a new Section 22.11:

Section 22.11 SIFT Conversion.  Notwithstanding the terms of any of the Note Documents, the Fund, the Company and the Fund’s Subsidiaries (including the Restricted Subsidiaries) may undertake and participate in a SIFT Conversion, and in conjunction with a SIFT Conversion, to the extent required, the Company shall be entitled to assign (the “Assignment”) its rights and obligations under the Note Documents to which it is a party to (a) the corporation or other Person that is established or created as a replacement for the Fund as the ultimate parent entity of the corporations and other Persons that, immediately prior to the SIFT Conversion, carried on the business and affairs of the Fund and its consolidated Subsidiaries, or (b) a Person that would qualify to be designated as a Restricted Subsidiary under this Agreement (either of (a) or (b) a “New Issuer”) as part of a SIFT Conversion, provided that:

(a) the New Issuer and each of the Affiliates of the New Issuer or the Fund which, after giving effect to the SIFT Conversion, remains a party to any of the Note Documents shall be solvent and be organized and existing under the laws of Canada or any province thereof or any state of the United States or the District of Columbia and shall have executed and delivered to each holder of the Notes its assumption of the due and punctual performance and observance of each covenant and condition of each respective Note Document by which it was bound, and shall have caused to be delivered to each holder of any Notes an opinion of independent counsel reasonably satisfactory to the Required Holders to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms;

(b)all Note Documents of each entity other than the New Issuer (other than Note Documents of the Fund or any Restricted Subsidiary if such entity does not continue to exist immediately following completion of the SIFT Conversion) shall be ratified and confirmed by the parties thereto;

(c)no Default or Event of Default exists or would exist (including, without limitation, under Sections 10.1, 10.2 and 10.3, with any calculation of compliance therewith to be made as of the date of the SIFT Conversion) after the Assignment (and, in particular, guarantees and subordination agreements are in place as required by Section 9.8 with references to a “Subsidiary” therein being a Subsidiary of the ultimate parent entity emerging from the SIFT Conversion);

(d)no adverse taxable event or consequence not covered by the indemnity in Section 14.3 will result to any holder under Canadian or U.S. federal income tax laws solely by virtue of such SIFT Conversion and the assumption by the New Issuer of the obligations of the Company under this Agreement and the other Note Documents;

(e)the SIFT Conversion shall not result in a Material Adverse Effect following completion of the SIFT Conversion (including the confirmation or addition of any required Subsidiary Guaranties or Subordination Agreements in conjunction with the SIFT Conversion); and

(f)the holders shall have received such other assurances, representations and warranties, copies of organizational documents, legal opinions and other documents with respect to the Assignment as they may reasonably request, including, without limitation, to preserve as against the New Issuer and the other entities emerging from the SIFT Conversion the substance of the reporting requirements, the positive covenants, the negative covenants, the events of default and the other obligations contained herein and in the other Note Documents.

For greater certainty, (a) the merger, consolidation, amalgamation, winding-up or disposition of all or substantially all of its assets, by the Fund, the Company or any Restricted Subsidiary among, with or into the Fund and any of its wholly-owned Subsidiaries (together with any new, parent holding company established solely to participate in the SIFT Conversion), and (b) the related assumption or termination of any Note Documents to which the Fund, the Company or such Restricted Subsidiary is a party, and (c) the amendment of the Trust Indenture (provided that following the SIFT Conversion, the Fund is no longer the ongoing parent entity of the Company and the Restricted Subsidiaries); each as a part of, and solely in connection with, a SIFT Conversion shall not, in and of itself, constitute a Default under Section 9.5, 10.6, 10.7, 10.9 or 10.10 or an Event of Default under Section 11(h) of this Agreement or Article 6 of the Subordination Agreement delivered by the Fund in favour of the Noteholders.

Section 1.2. The following Section shall be added to the Note Purchase Agreement as a new Section 22.12:

Section 22.12.   Accounting Terms.  (a) All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP.  Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.  For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Company to measure an item of Debt using fair value (as permitted by International Accounting Standard 39 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

(b)If:

(i) there occurs a material change in GAAP, including as a result of a conversion to International Financial Reporting Standards; or

(ii)    the Fund, the Company, or any of the Restricted Subsidiaries adopts a material change in an accounting policy in order to more appropriately present events or transactions in its financial statements;

and in either case the above change would require disclosure under GAAP in the consolidated financial statements of Fund and would cause an amount required to be determined for the purposes of a financial covenant under Section 10.1, 10.2 or 10.3 or otherwise (a “Financial Covenant”) to be materially different than the amount that would be determined without giving effect to such change, the Company shall notify each holder of such change (an “Accounting Change”).  Such notice (an “Accounting Change Notice”) shall describe the nature of the Accounting Change, its effect or anticipated effect on the current and immediately prior year’s financial statements in accordance with GAAP and state whether the Company desires to revise the method of calculating one or more of the Financial Covenants (including the revision of any of the defined terms used in the determination of such Financial Covenant) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Covenant will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Covenant.  The Accounting Change Notice shall be delivered to the holders within 60 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period.

If, pursuant to the Accounting Change Notice, the Company does not indicate that it desires to revise the method of calculating one or more of the Financial Covenants, the Required Holders may, within 30 days of receipt of the date of the Accounting Change Notice, notify the Company that they wish to revise the method of calculating one or more of the Financial Covenants in the manner described above.

If either the Company or the Required Holders so indicate that they wish to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders shall in good faith attempt to agree on a revised method of calculating the Financial Covenants.  If, however, within 120 days of the foregoing notice by the Company or the Required Holders of their desire to revise the method of calculating one or more of the Financial Covenants, the Company and the Required Holders have not reached agreement in writing on such revised method of calculation, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.  For greater certainty, if no notice of a desire to revise the method of calculating the Financial Covenants in respect of an Accounting Change is given by either the Company or the Required Holders within the applicable time period described above, the method of calculating the Financial Covenants shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Covenants shall be determined after giving effect to such Accounting Change.

If a certificate is delivered pursuant to Section 7.2 in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Covenants, and subsequently, as provided above, the method of calculating one or more of the Financial Covenants is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Covenants are to be determined without giving effect to such Accounting Change, the Company shall deliver within 30 days of such revision a revised certificate in accordance with Section 7.2.  Any Default or Event of Default arising as a result of the Accounting Change and which is cured by this Section 22.12 shall be deemed to be of no effect ab initio.

Section 1.3. The definition of “Fund” in Schedule B to the Note Purchase Agreement is hereby deleted and replaced with the following:

“Fund” means Enerplus Resources Fund, a trust formed in accordance with the laws of the Province of Alberta, and following a SIFT Conversion shall mean the New Issuer (as defined in clause (a) of the definition of “New Issuer”) resulting from such SIFT Conversion (and from and after the effective time of a SIFT Conversion, all references in the Note Documents to the “Fund” (other than where expressly inconsistent with the terms hereof or thereof) shall be read as referring to the New Issuer.

Section 1.4. The following definitions shall be added as new definitions in alphabetical order to Schedule B of the Note Purchase Agreement

"New Issuer" is defined in Section 22.11.

“Note Documents” means this Agreement, the Other Agreements, the Notes, each Subsidiary Guaranty, the Subordination Agreements and any other guaranty or other agreement delivered by the Fund, the Company or any Restricted Subsidiary pursuant to or in connection with the Agreement.

“SIFT Conversion” means any restructuring, reorganization or other transaction or series of related transactions as a result of which a corporation or other form of Person (which may, but is not required to, be the Company) is established or created as a replacement for the Fund as the ultimate parent entity of the corporations and other Persons that, immediately prior to such transaction or transactions, carried on the business and affairs of the Fund and its consolidated Subsidiaries; the foregoing effected for the purpose, directly or indirectly, of addressing the changes to the taxation of certain trusts and partnerships under the Income Tax Act (Canada) originally announced on October 31, 2006, as supplemented and implemented from time to time.

Section 1.5 Notwithstanding the terms of the Note Documents, including without limitation Article 6 the Subordination Agreement executed by the Fund in favour of the Noteholders, if a SIFT Conversion is completed in accordance with Section 22.11 of the Note Purchase Agreement (as amended hereby), the Fund will not be required to own, directly or indirectly, 100% of the issued and outstanding capital stock of the Company.

Section 2.	Representations and Warranties of the Company.

Section 2.1. To induce the Noteholders to execute and deliver this Third Amendment (which representations shall survive the execution and delivery of this Third Amendment), the Company represents and warrants to the Noteholders as of the date hereof that:

(a)this Third Amendment has been duly authorized, executed and delivered by it and this Third Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(b)the Note Purchase Agreement, as amended by this Third Amendment, constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or limiting creditors’ rights generally;

(c)the execution, delivery and performance by the Company of this Third Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not violate (1) any provision of law, statute, rule or regulation or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any material indenture, agreement or other instrument to which it is a party or by which its properties or assets are or may be bound; and

(d)as of the date hereof and after giving effect to this Third Amendment, no Default or Event of Default has occurred which is continuing.

Section 3.	Conditions to Effectiveness of This Third Amendment.

Section 3.1. This Third Amendment shall not become effective until, and shall become effective when, each and every one of the following conditions shall have been satisfied:

(a)this Third Amendment, shall have been duly executed by the Company, the Fund and the holders of at least 51% of the outstanding principal of the Notes; and

(b)the representations and warranties of the Company set forth in Section 2 hereof are true and correct on and with respect to the date hereof.

Section 4.	Payment of Noteholders’ Counsel Fees and Expenses.

Section 4.1. The Company agrees to pay upon demand, the reasonable fees and expenses of Chapman and Cutler LLP, counsel to the Noteholders, in connection with the negotiation, preparation, approval, execution and delivery of this Third Amendment.

Section 5.	Miscellaneous.

Section 5.1. This Third Amendment shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Third Amendment, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and shall be and remain in full force and effect.

Section 5.2. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Amendment may refer to the Note Purchase Agreement without making specific reference to this Third Amendment but nevertheless all such references shall include this Third Amendment unless the context otherwise requires.

Section 5.3. The descriptive headings of the various Sections or parts of this Third Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

Section 5.4. This Third Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta.

Section 5.5 The parties hereto acknowledge that, when entering into this Third Amendment on behalf of the Fund, the Company is acting solely in its capacity as agent on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee (as defined in the amended and restated trust indenture dated as of May 30, 2008 among Enerplus Resources Corporation, Computershare Trust Company of Canada and the Company, as may be amended and restated or otherwise modified from time to time and hereafter referred to as the “Fund Indenture”) or any of the Unitholders (as defined in the Fund Indenture) of the Fund or any annuitant under a plan of which a Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against the Fund, the Trustee, the Company (in its capacity as agent for the Fund and not in its individual capacity) or any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Fund Indenture).  Nothing contained in this Agreement shall be deemed to limit recourse to the Company with respect to its obligations hereunder.

Section 5.6. The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Third Amendment may be executed in any number of counterparts, each executed counterpart constituting an original, but all together only one agreement.

ENERMARK INC.

By:  "Rodney D. Gray"
Rodney D. Gray, VP Finance

By:  "Jodi Jenson Labrie"
Jodi Jenson Labrie, Controller, Finance

Acknowledged:

ENERPLUS RESOURCES FUND

By:  "Rodney D. Gray"
Rodney D. Gray, VP Finance

By:  "Jodi Jenson Labrie"
Jodi Jenson Labrie, Controller, Finance

Accepted and agreed to effective as of the date first written above.

[Name and Signature of Noteholder redacted]

Being the holder of the Notes in the following principal amount:

Principal:[Redacted]